UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)
                    Under the Securities Exchange Act of 1934

                                  SENDTEC, INC.
                      (Formerly Relationserve Media, Inc.)
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   81688A 10 6
                                 (CUSIP Number)


                               Jeffrey A. Welikson
                     Vice President and Corporate Secretary
                          Lehman Brothers Holdings Inc.
                               745 Seventh Avenue
                               New York, NY 10019
                                 (212) 526-0858
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 27, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).


                                  SCHEDULE 13D

CUSIP NO. 81688A 10 6
(1)      Name of Reporting Persons..............Lehman Brothers Holdings Inc.
         I.R.S. Identification Nos. of Above Persons. 13-3216325

(2)      Check the Appropriate Box If A Member of a        (a)
         Group (See Instructions)....................
                                                           (b)

(3)      SEC Use Only................................

(4)      Source of Funds (See Instructions)..........      WC

(5)      Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e).....

(6)      Citizenship or Place of Organization........      Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:

(7)      Sole Voting Power...........................      3,024,484

(8)      Shared Voting Power.........................      None

(9)      Sole Dispositive Power......................      3,024,484

(10)     Shared Dispositive Power....................      None

(11)     Aggregate Amount Beneficially Owned by Each
         Reporting Person............................      3,024,484

(12)     Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)..

(13)     Percent of Class Represented by Amount in Row     6.57%%(1)
         (11)........................................

(14)     Type of reporting person (See Instructions)       HC

(1) Based on 46,015,142 shares of the Issuer's common stock outstanding as of September 11, 2006.

                                  SCHEDULE 13D

CUSIP NO. 81688A 10 6

(1)      Name of Reporting Persons...................      Lehman Brothers Inc.
         I.R.S. Identification Nos. of Above Persons       13-2518466

(2)      Check the Appropriate Box If a Member of a        (a)
         Group (See Instructions)....................
                                                           (b)

(3)      SEC Use Only................................

(4)      Source of funds (See Instructions)..........      WC

(5)      Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e).....

(6)      Citizenship or Place of Organization........      Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:

(7)      Sole Voting Power...........................      3,024,484

(8)      Shared voting power.........................      None

(9)      Sole Dispositive Power......................      3,024,484

(10)     Shared Dispositive Power....................      None

(11)     Aggregate Amount Beneficially Owned by Each
         Reporting Person............................      3,024,484

(12)     Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)..

(13)     Percent of Class Represented by Amount in Row
         (11)........................................      6.57%(1)

(14)     Type of Reporting Person (See Instructions)       BD


(1) Based on 46,015,142 shares of the Issuer's common stock outstanding as of September 11, 2006.

                                  SCHEDULE 13D

CUSIP NO. 81688A 10 6

(1)      Name of Reporting Persons...................      LB I Group Inc.
         I.R.S. Identification Nos. of Above Persons       13-2741778

(2)      Check the Appropriate Box If a Member of a        (a)
         Group (See Instructions)....................
                                                           (b)
(3)      SEC Use Only................................

(4)      Source of Funds (See Instructions)..........      WC

(5)      Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e).....

(6)      Citizenship or Place of Organization........      Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:

(7)      Sole Voting Power...........................      3,024,484

(8)      Shared Voting Power.........................      None

(9)      Sole Dispositive Power......................      3,024,484

(10)     Shared Dispositive Power....................      None

(11)     Aggregate Amount Beneficially Owned by Each
         Reporting Person............................      3,024,484

(12)     Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)..

(13)     Percent of Class Represented by Amount in Row
         (11)........................................      6.57%(1)

(14)     Type of reporting person (See Instructions)       CO

(1) Based on 46,015,142 shares of the Issuer's common stock outstanding as of September 11, 2006.

                  AMENDMENT NO. 1 TO STATEMENT ON SCHEDULE 13D

This Amendment No. 1 amends the Schedule 13D filed on July 6, 2006 by Lehman Brothers Holdings Inc., a Delaware corporation ("Holdings"),
Lehman Brothers Inc., a Delaware Corporation ("LBI"), and LB I Group Inc., a Delaware corporation ("LB I Group" and together the "Reporting Persons") with respect to the common stock, par value $0.001 per share
(the "Common Stock"), of SendTec, Inc (formerly, RelationServe Media, Inc.), a Delaware corporation (the "Issuer"). Terms not defined herein have the respective meanings set forth in the Schedule 13D filed on July 6, 2006.

Item 4.           Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 27, 2006, the Issuer entered into a definitive agreement (the "SPA Amendment") with holders of at least 75% of the principal amount of the Debentures, including LB I Group, amending the Securities Purchase Agreement and the Debentures. The effectiveness of the SPA Amendment is contingent upon approval of the stockholders of the Issuer of a proposal to amend the Issuer's Certificate of Incorporation to increase the number of authorized shares of Common Stock to effectuate the terms of the SPA Amendment. The Issuer filed a preliminary proxy statement with the Securities and Exchange Commission relating to such proposal on September 12, 2006, which states a proposed meeting date of October 26, 2006.

The material terms of the SPA Amendment are:

1. The Debenture holders have agreed to waive compliance by the Issuer and STAC with the financial covenants of the Securities Purchase Agreement with respect to the quarters ended June 30, 2006 and September 30, 2006, and forebear from any action that could be asserted relating to such financial covenants including, but not limited to, declaring the Issuer in default of the Debentures or requesting acceleration of the payment of principal.

2. The Debentures will be due March 31, 2008.

3. The Debentures, previously convertible at $1.50 per share into shares of Common Stock, become convertible into shares of Common Stock at a conversion price of $0.50 per share, subject to existing anti-dilution provisions in the Debentures.

4. The Issuer shall have the option to make payments for interest and other amounts due in shares of Common Stock if the average daily trading volume is greater than or equal to $250,000, provided, however, the Issuer will be entitled to pay half of each interest payment due November 1, 2006 and February 1, 2007 in shares of Common Stock regardless of trading volume. Such payments will be in shares of Common Stock registered under the Securities Act of 1933, as amended (the "Act"), or if agreed by the Debenture holders, in shares of Common Stock subject to demand registration rights provided that such shares are registered under the Act within 90 days following the Interest Payment Date, subject to a make whole provision.

5. Provided that there is an effective registration statement under the Act covering the shares of Common Stock underlying the Debentures, (i) 50% of the original face value of the Debentures shall automatically convert into shares of Common Stock if the closing bid price of the Common Stock equals or exceeds $.75 for 15 out of 20 consecutive trading days; and (ii) 50% of the original face value of the Debentures shall automatically convert into shares of Common Stock if the closing bid price of the Common Stock equals or exceeds $1.00 for 15 out of 20 consecutive trading days. However, if the average daily trading volume of the Common Stock is less than $1.0 million, then the automatic conversion will be limited to $1.0 million of the original face value of the Debentures for each 20 trading day period that the minimum bid price for the Common Stock equals or exceeds the threshold. If the average daily trading volume of the Common Stock exceeds $1.0 million but is less than $2.0 million, the automatic conversion of the Debentures will be limited to $2.0 million of original face value of the Debentures. There are no limitations on the principal amount that may be automatically converted (as provided in the two immediately preceding sentences) if the average daily trading volume of the Common Stock exceeds $2.0 million.

6. The Issuer will have the right to redeem all or portion (but not less than 25% of the original principal amount in any individual redemption) of the Debentures at 100% of the principal amount plus (i) accrued and unpaid interest thereon through the redemption date and (ii) the unpaid interest payments thereon, not yet accrued but that would be payable thereon through maturity. In addition, in the event that we redeem any portion of the Debentures we will be required to issue warrants to purchase 500,000 shares of Common Stock at an exercise price of $0.50 per share to the Debenture holders for each $1.0 million of Debentures redeemed.

7. Debenture holders may not convert the Debentures into shares of Common Stock if as a result of such conversion, the Debenture holder would be deemed to beneficially own in excess of 9.99% of the issued and outstanding shares of Common Stock, subject to the existing waiver provisions in the Debenture. Assuming that the approval of the stockholders of the Issuer described above is obtained, and the SPA Amendment becomes effective, and based on LB I Group's current holdings of the Issuer's securities, LB I Group would beneficially own (within the meaning of Rule 13d-3) 9.99% of the issued and outstanding shares of Common Stock.

8. The Debenture holders have released the Issuer and STAC from the restrictions on capital expenditures contained in the Securities Purchase Agreement, amended the financial covenant relating to required quarterly cash balances and added a financial covenant relating to required net revenues.

The foregoing does not constitute a complete summary of the terms of the SPA Amendment. Reference is made to the complete text of the SPA Amendment, which is incorporated herein by reference as Exhibit L.

Item 6. Securities of Contracts, Arrangements, Understandings or Relationships With Respect to the Issuer.

Item 6 is amended to add the following:

The registration statement referred to in Item 6 of the original Schedule 13D was declared effective by the Commission on July 14, 2006.

For a discussion of the SPA Amendment, see Item 4 above.

Item 7.  Material to be Filed as Exhibits

Item 7 is amended to add the following exhibit:

Exhibit L: Amendment to the Securities Purchase Agreement, dated  September 27,
           2006 among SendTec, Inc. and the purchasers signatory thereto; incorporated by reference to the Issuer's Current Report on Form 8-K filed with the Commission on September 27, 2006.


                                   Signature

                  After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Amendment No. 1 to the Statement is true, complete and correct.

Dated:  October 4, 2006

                             LEHMAN BROTHERS HOLDINGS INC.


                             By:  /s/ Barrett S. DiPaolo
                                  Barrett S. DiPaolo, Vice President

                             LEHMAN BROTHERS INC.


                             By: /s/ Barrett S. DiPaolo
                                 Barrett S. DiPaolo, Senior Vice President

                             LB I GROUP INC.


                             By: /s/ Barrett S. DiPaolo
                                 Barrett S. DiPaolo, Authorized Signatory



                                   Appendix A



                          LEHMAN BROTHERS HOLDINGS INC.



                               BOARD OF DIRECTORS


NAME/TITLE                                      BUSINESS ADDRESS

MICHAEL L. AINSLIE                              Lehman Brothers Holdings Inc.

Private Investor and former                     745 Seventh Avenue

President and Chief Executive                   New York, NY 10019

Officer of Sotheby's Holdings


JOHN F. AKERS                                   Lehman Brothers Holdings Inc.

Retired Chairman of International               745 Seventh Avenue

Business Machines Corporation                   New York, NY 10019


ROGER S. BERLIND                                Lehman Brothers Holdings Inc.

Theatrical Producer                             745 Seventh Avenue

                                                New York, NY 10019

THOMAS H. CRUIKSHANK                            Lehman Brothers Holdings Inc.

Retired Chairman and Chief Executive            745 Seventh Avenue

Officer of Halliburton Company                  New York, NY 10019

MARSHA JOHNSON EVANS                            Lehman Brothers Holdings Inc.
President and Chief Executive Officer
of American Red Cross                           745 Seventh Avenue

                                                New York, NY 10019


RICHARD S. FULD, JR.                            Lehman Brothers Holdings Inc.

Chairman and Chief Executive Officer            745 Seventh Avenue

                                                New York, NY 10019




SIR CHRISTOPHER GENT                            Lehman Brothers Holdings Inc.

Non-Executive Chairman of GlaxoSmithKline plc.  745 Seventh Avenue

                                                New York, NY 10019

ROLAND A. HERNANDEZ                             Lehman Brothers Holdings Inc.
Retired Chairman and Chief Executive
Officer of Telemundo Group, Inc.                745 Seventh Avenue

                                                New York, NY 10019

HENRY KAUFMAN                                   Lehman Brothers Holdings Inc.

President of Henry Kaufman                      745 Seventh Avenue

& Company, Inc.                                 New York, NY 10019

JOHN D. MACOMBER                                Lehman Brothers Holdings Inc.

Principal of JDM Investment Group               745 Seventh Avenue

                                                New York, NY 10019


All of the above individuals are citizens of the United States, except for Sir Christopher Gent, who is a citizen of the United Kingdom.


                          LEHMAN BROTHERS HOLDINGS INC.



                               EXECUTIVE OFFICERS


NAME/TITLE                                         BUSINESS ADDRESS


RICHARD S. FULD, JR.                               Lehman Brothers Holdings Inc.

Chairman and Chief Executive Officer               745 Seventh Avenue

                                                   New York, NY 10019

JONATHAN E. BEYMAN                                 Lehman Brothers Holdings Inc.

Chief of Operations and Technology                 745 Seventh Avenue

                                                   New York, NY 10019


DAVID GOLDFARB                                     Lehman Brothers Holdings Inc.

Chief Administrative Officer                       745 Seventh Avenue

                                                   New York, NY 10019



JOSEPH M. GREGORY                                  Lehman Brothers Holdings Inc.

President and Chief Operating Officer              745 Seventh Avenue

                                                   New York, NY 10019


CHRISTOPHER O'MEARA                                Lehman Brothers Holdings Inc.

Chief Financial Officer and Controller             745 Seventh Avenue

                                                   New York, NY 10019

THOMAS A. RUSSO                                    Lehman Brothers Holdings Inc.
Chief Legal Officer
                                                   745 Seventh Avenue

                                                   New York, NY 10019

All above individuals are citizens of the United States.



                              LEHMAN BROTHERS INC.



                               BOARD OF DIRECTORS

NAME/TITLE                                         BUSINESS ADDRESS

HOWARD L. CLARK, JR.                               Lehman Brothers Holdings Inc.

Vice Chairman                                      745 Seventh Avenue

                                                   New York, NY 10019

THOMAS A CRUIKSHANK                                Lehman Brothers Holdings Inc.

Retired Chairman and Chief                         745 Seventh Avenue

Executive Officer of Halliburton                   New York, New york 10019

Company

FREDERICK FRANK                                    Lehman Brothers Holdings Inc.

Vice Chairman                                      745 Seventh Avenue

                                                   New York, NY 10019

RICHARD S. FULD, JR.                               Lehman Brothers Holdings Inc.

Chairman and Chief Executive Officer               745 Seventh Avenue

                                                   New York, NY 10019


All above individuals are citizens of the United States.


                              LEHMAN BROTHERS INC.



                               EXECUTIVE OFFICERS



NAME/TITLE                                         BUSINESS ADDRESS


RICHARD S. FULD, JR.                               Lehman Brothers Holdings Inc.

Chairman and Chief Executive Officer               745 Seventh Avenue

                                                   New York, NY 10019


DAVID GOLDFARB                                     Lehman Brothers Holdings Inc.

Chief Administrative Officer                       745 Seventh Avenue

                                                   New York, NY 10019



JOSEPH M. GREGORY                                 Lehman Brothers Holdings Inc.

President and Chief Operating Officer             745 Seventh Avenue

                                                  New York, NY 10019


JONATHAN E. BEYMAN                                Lehman Brothers Holdings Inc.
Chief of Operations and Technology
                                                  745 Seventh Avenue

                                                  New York, NY 10019

CHRISTOPHER M. O'MEARA                            Lehman Brothers Holdings Inc.

Chief Financial Officer and Controller            745 Seventh Avenue

                                                  New York, NY 10019

THOMAS A. RUSSO                                   Lehman Brothers Holdings Inc.
Chief Legal Officer
                                                  745 Seventh Avenue

                                                  New York, NY 10019

All above individuals are citizens of the United States.





                                 LB I GROUP INC.

                               BOARD OF DIRECTORS

 NAME                                              BUSINESS ADDRESS

 EDWARD S. GRIEB                                   745 Seventh Avenue
                                                   New York, NY 10019


 CHRISTOPHER M. O'MEARA                            745 Seventh Avenue
                                                   New York, NY 10019






                               EXECUTIVE OFFICERS

 NAME/TITLE                                         BUSINESS ADDRESS

 GORAN V. PULJIC                                    745 Seventh Avenue
 Managing Director                                  New York, NY 10019

 DEXTER E. SENFT                                    745 Seventh Avenue
 Managing Director                                  New York, NY 10019

 MICHEAL I. BRILL                                   745 Seventh Avenue
 Managing Director                                  New York, NY 10019

 THOMAS BANAHAN                                     745 Seventh Avenue
 Managing Director                                  New York, NY 10019

 MICHAEL J. CANNON                                  745 Seventh Avenue
 Managing Director                                  New York, NY 10019

 EDWARD B. MCGEOUGH                                 745 Seventh Avenue
 Managing Director                                  New York, NY 10019

 BRIAN P. WADE                                      745 Seventh Avenue
 Managing Director                                  New York, NY 10019

 JARETT WAIT                                        745 Seventh Avenue
 Managing Director                                  New York, NY 10019

 Jeffrey S. Wecker                                  745 Seventh Avenue
 Managing Director                                  New York, NY 10019

Steven L. Berkenfeld                                745 Seventh Avenue
 Managing Director                                  New York, NY 10019

Thomas E. Bernard                                   745 Seventh Avenue
 Managing Director                                  New York, NY 10019

 James R. Emmert                                    745 Seventh Avenue
 Managing Director                                  New York, NY 10019

 Edward S. Grieb                                    745 Seventh Avenue
 Managing Director                                  New York, NY 10019

 Robert G. Hedlund III                              745 Seventh Avenue
 Managing Director                                  New York, NY 10019

 Ruth E. Horowitz                                   745 Seventh Avenue
 Managing Director                                  New York, NY 10019

William J. Hughes                                   745 Seventh Avenue
 Managing Director                                  New York, NY 10019

Alex Kirk                                           745 Seventh Avenue
 Managing Director                                  New York, NY 10019

Henry Klein                                         745 Seventh Avenue
 Managing Director                                  New York, NY 10019

 William E. Lighten                                 745 Seventh Avenue
 Managing Director                                  New York, NY 10019

 Kurt A. Locher                                     745 Seventh Avenue
 Managing Director                                  New York, NY 10019

Raymond C. Mikulich                                 745 Seventh Avenue
 Managing Director                                  New York, NY 10019

 Michael J. Odrich                                  745 Seventh Avenue
 Managing Director                                  New York, NY 10019

 Robert D. Redmond                                  745 Seventh Avenue
 Managing Director                                  New York, NY 10019

 James P. Seery                                     745 Seventh Avenue
 Managing Director                                  New York, NY 10019

Mark A. Walsh                                       745 Seventh Avenue
 Managing Director                                  New York, NY 10019

 Murat Erkurt                                       745 Seventh Avenue
 Senior Vice President                              New York, NY 10019

Anthony F. Felella                                  745 Seventh Avenue
 Senior Vice President                              New York, NY 10019

Gerard J. Fox                                       745 Seventh Avenue
 Senior Vice President                              New York, NY 10019

 Kevin R. Genirs                                    745 Seventh Avenue
 Senior Vice President                              New York, NY 10019

Stewart A. Gollmer                                  745 Seventh Avenue
 Senior Vice President                              New York, NY 10019

 Karen C. Manson                                    745 Seventh Avenue
 Senior Vice President                              New York, NY 10019

 Brian G. Melton                                    745 Seventh Avenue
 Senior Vice President                              New York, NY 10019

Brian Paul                                          745 Seventh Avenue
 Senior Vice President                              New York, NY 10019

Jerry Truzzolino                                    745 Seventh Avenue
 Senior Vice President                              New York, NY 10019

Eric W. Hess                                        745 Seventh Avenue
 Senior Vice President                              New York, NY 10019

 Cynthia C. Zamora                                  745 Seventh Avenue
 Senior Vice President                              New York, NY 10019



Above individuals are citizens of the United States.


                                   APPENDIX B





From time to time, the firm and its employees are the subject of inquiries and investigations conducted by regulatory authorities, including but not limited to the SEC, MSRB, NASD, NYSE and state securities regulators. Lehman Brothers routinely cooperates freely with such investigations. The Firm is also involved, from time to time, in civil legal proceedings and arbitration proceedings concerning matters arising in connection with the conduct of this business. Although there can be no assurance as to the ultimate outcome, the firm has denied, or believes it has meritorious defenses and will deny, liability in all significant cases pending against it, and intends to defend actively each such case. All material proceedings in which there has been a final determination against Lehman Brothers, and all material litigations involving Lehman Brothers, have been reported on the Firm's Annual Report on Form 10-K, Quarterly Report on Form 10-Q or the Firm's Form BD, each of which is on file with the Securities and Exchange Commission.